FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF
CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940	OMB APPROVAL OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response .... 0.5

1.	Name and Address of Reporting Person*			2.	Issuer Name and Ticker or Trading Symbol			6.	Relationship of Reporting Person(s) to Issuer (Check all applicable)
	Zax	Stanley	R.		Wynn Resorts, Limited ("WYNN")				X Director	10% Owner

	(Last)	(First)	(Middle)	3.	I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4.	Statement for Month/Day/Year		Officer (give title below)	Other (specify below)
	c/o Wynn Resorts, Limited 3145 Las Vegas Boulevard South						October 25, 2002

(Street)						5.	If Amendment, Date of Original (Month/Day/Year)	7.	Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than
	Las Vegas	Nevada	89109						One Reporting Person

	(City)	(State)	(Zip)
				Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date	2A.	Deemed Execution Date, if any	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transaction(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)
			(Month/Day/Year)		(Month/Day/Year)
							Code	V		Amount	(A) or (D)	Price

	(1)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)		6.	Date Exercisable and Expiration Date (Month/Day/Year)

									Code	V		(A)	(D)		Date Exercisable	Expiration Date

7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Title	Amount or Number of Shares

Explanation of Responses:

(1)
On October 25, 2002, Zenith Insurance Company, a wholly owned subsidiary of Zenith National Insurance Corp., entered into an agreement with the Issuer to purchase 1,000,000 shares of common stock at the initial public offering price of $13.00 per share. The transaction is scheduled to close contemporaneously with the closing of the Issuer's initial public offering (currently anticipated to be October 30, 2002). Mr. Zax is President, CEO and Chairman of the Board of Zenith National Insurance Corp. Mr. Zax disclaims beneficial ownership of any of these securities, and this report shall not be deemed an admission that Mr. Zax is the beneficial owner of such securities for purposes of Section 16 or any other purpose.

/s/ STANLEY R. ZAX	October 28, 2002
**Signature of Reporting Person	Date
Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.